Exhibit 99.1

Triple P Press release
Triple P reports six month 2005 results

PRESS RELEASE

TRIPLE P REPORTS SIX MONTH 2005 RESULTS

September 1, 2005 - Vianen, The Netherlands. Triple P N.V. (Other OTC: TPPPF), announced that it closed the first half of 2005 with net revenues of € 29.4 million and net income of € 15,000.

Three months ended June 30, 2005

Net revenues in the second quarter were € 14.4 million, a decrease of 17.2% compared with the same period in the prior year.  Gross margin decreased from 17.8% for the second quarter of 2004 to 15.9% for the same period of 2005. In the second quarter, the Company incurred a net loss of € 27,000 compared to a net loss of € 79,000 in the same period in the prior year.

Six months ended June 30, 2005

In the first half of 2005, net revenues were € 29.4 million, a decrease of 15.2% compared to the same period last year. In comparison to the first quarter of 2005, gross margin in the second quarter slightly increased. Despite this improvement in the second quarter, gross margin for the six months ended June 30, decreased from 17.3% in 2004 to 15.7% in 2005. The decreases in net revenue and gross margin were fully offset by a reduction in operating expenses resulting from the cost reduction measures previously taken by the Company. As a result, the Company realized net income of € 15,000 in the six months ended June 30, 2005 compared to a loss of € 342,000 in the same period in 2004.

Key figures (amounts in thousands of euros unless otherwise indicated)	Six months ended June 30,		Change
	2005	2004
	EUR	EUR
Net revenues	29,373	34,619	-15.2%
Gross margin	15.7%	17.3%	- 9.2%
Operating expenses	4,620	6,211	-25.6%
Net income (loss)	15	(342)	n.a.

Cash position

The cash position of the Company remains strong at € 6.1 million representing 27.5% of total assets. This is the result of adequate cash management and the issuance by the Company of a subordinated loan of € 1.5 million on June 23, 2005. The subordinated loan is payable in 20 equal quarterly installments plus accrued interest, bears interest at the rate of 7.5% per annum and matures on June 23, 2010.

Investment ES@S

As previously announced, the Company increased its holding in E-Services@Solutions N.V. (“ES@S”) as of June 30, 2005 from 41.0% to 70.5%. Consequently, the results of ES@S will be consolidated as of the third quarter of 2005. At June 30, 2005, the balance sheet of ES@S has been consolidated.

ES@S provides ICT Infrastructure Services and Managed Services. ES@S realized net revenue of EUR 3.4 million in 2004. Triple P acquired its 41.0% initial interest of in 2002.

About Triple P

Triple P (Other OTC: TPPPF) designs, supplies, builds and manages ICT-solutions that in an efficient way contribute to your company’s results.  The three p’s - people performance and partnership - are the basis for long-lasting and successful relationships with our customers.

This release contains a number of forward-looking statements based on current expectations, including potential financing plans and the impact of restructuring plans.  Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “expects,” “intends,” and similar expressions are intended to identify forward-looking statements.  Actual results may differ materially due to a number of factors which include, but are not limited to:  overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel; the total amount of severance and other costs needed to complete the Company’s restructuring plans and fierce competition.  For a more thorough discussion of these risks and uncertainties, see the Company’s filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.

Contact

Triple P N.V.

PO Box 245

4130 EE  VIANEN

The Netherlands

Phone:	+ 31 347 353650
Fax:	+ 31 347 353666
e-mail: info@triple-p.nl
www.triple-p.nl

- Tables follow -

TRIPLE P N.V.

CONSOLIDATED BALANCE SHEETS

 (in thousands except number of shares and per share amounts)

	December 31,	June 30,
	2004	2005
	EUR	EUR
		(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,495	6,109
Restricted cash	12	173
Accounts receivable	9,706	10,486
Inventories	1,948	1,496
Prepaid expenses and other current assets	1,958	2,665
Deferred tax assets	359	359
Total current assets	20,478	21,288

NON-CURRENT ASSETS:
Property and equipment, at cost	2,329	2,545
Less: accumulated depreciation and amortization	1,448	1,804
Net property and equipment	881	741
Goodwill	0	166
Total non-current assets	881	907
Total assets	21,359	22,195

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term borrowings	0	674
Short-term part of long-term liabilities	119	238
Accounts payable	8,105	7,061
Accrued liabilities	6,446	6,325
Customer deposits	1,154	77
Deferred revenue	3,034	3,776
Restructuring reserve	964	470
Total current liabilities	19,822	18,621

LONG-TERM LIABILITIES:
Subordinated loans	0	1,500
Deferred tax liabilities	0	26
Pension obligations	434	434
Other long-term liabilities	461	923
Total long-term liabilities	895	2,883
Total liabilities	20,717	21,504

MINORITY INTEREST THIRD PARTIES:
Minority interest third parties	0	34
Total minority interest third parties	0	34

SHAREHOLDERS’ EQUITY:
Common Shares, EUR 0.04 par value per share
Authorised - 43,750,000 shares
Outstanding - 30,469,345 shares	1,219	1,219
Additional paid-in capital	53,293	53,293
Accumulated deficit	(53,603)	(53,588)
Accumulated other comprehensive loss	(267)	(267)
Total shareholders’ equity	642	657
Total liabilities and shareholders’ equity	21,359	22,195

TRIPLE P N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Three months ended June 30		Six months ended June 30
	2004	2005	2004	2005
	EUR	EUR	EUR	EUR
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net revenues	17,363	14,372	34,619	29,373
Cost of revenues	14,265	12,094	28,647	24,768
Gross profit	3,098	2,278	5,972	4,605

Sales and marketing expense	1,821	1,448	3,590	2,845
General and administrative expense	1,282	864	2,621	1,775
Total operating expenses	3,103	2,312	6,211	4,620

Operating income (loss)	(5)	(34)	(239)	(15)

Interest income (expense)	(1)	13	(32)	19
Other, net	(73)	(6)	(71)	11
Total other income (expense), net	(74)	7	(103)	30

Net income (loss)	(79)	(27)	(342)	15

Net Income per share:
Basic	0.00	0.00	(0.01)	0.00
Diluted	0.00	0.00	(0.01)	0.00

Weighted average shares outstanding:
Basic	30,469	30,469	30,469	30,469
Diluted(1)	30,469	30,469	30,469	30,741

(1) As a result of the losses incurred by the Company in the three months ended June 30, 2004 and 2005 and six months ended June 30, 2004 there is no difference between basic and diluted earnings per share because the assumed conversion of stock options would have been anti-dilutive.